Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 - 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

13131 Lake Fraser Drive S.E.

Calgary, Alberta

T2J 7E8 Canada

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee, Plan Administrator, Plan Participants, and Management

Agrium U.S. Retail 401(k) Savings Plan

Calgary, Alberta, Canada

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Agrium U.S. Retail 401(k) Savings Plan (plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Schedule

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of Agrium U.S. Retail 401(k) Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Agrium U.S. Retail 401(k) Savings Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Agrium U.S. Retail 401(k) Savings Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Eide Bailly LLP

We have served as Agrium U.S. Retail 401(k) Savings Plan’s auditor since 2009.

Denver, Colorado

June 15, 2018

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31

(U.S. dollars)

	2017	2016
Assets
Cash and cash equivalents	982	—

Investments at fair value (note 5):
Mutual funds	377,008,402	319,787,691
Common trust funds	477,227,578	400,327,326
Common stock	51,062,283	46,151,713

Total investments	905,298,263	766,266,730

Receivables:
Employer contributions	18,130,649	13,125,924
Employee contributions	213	1,432
Notes receivable from participants	13,174,268	12,292,391

Total receivables	31,305,130	25,419,747

Net assets available for benefits	936,604,375	791,686,477

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(U.S. dollars)

2017
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	114,842,868
Interest and dividends	11,730,270

126,573,138

Contributions:
Employer	34,785,044
Participant	31,504,942
Rollover	8,731,367

75,021,353

Interest income on notes receivable from participants	574,133

Total additions	202,168,624

Deductions
Distributions paid to participants	56,127,141
Administrative expenses	783,768

Total deductions	56,910,909
Net increase	145,257,715
Affiliated plan transfers and other	(339,817)
Net assets available for benefits:
Beginning of year	791,686,477

End of year	936,604,375

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2017 and 2016

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Crop Production Services, Inc. (CPS or the Company) is an indirect subsidiary of the Plan sponsor, Agrium U.S. Inc., a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2017 and 2016 was T. Rowe Price Trust Company. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee). The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

During 2017, the Plan sponsor acquired Gillespie Ag Service and Leffingwell AG Sales Company and approved an amendment to terminate the Gillespie Ag Service and Leffingwell AG Sales Company 401(k) plans. All participants in the Gillespie Ag Service and Leffingwell AG Sales Company 401(k) plans became 100 percent vested in those respective plans upon termination and were provided the option to have their account balances rolled into any qualified plan (including the Plan) or an Individual Retirement Account, receive a lump sum distribution or be paid through an annuity contract. Additionally, participants in the terminated Agrium U.S. Combined Retirement Plan, a defined benefit plan also sponsored by Agrium, were given the option to roll their vested balances into the Plan in 2017. Related contributions from participants in each of these plans are included in the rollover contributions balance on the statement of changes in net assets available for benefits.

(a)	Participant eligibility, plan entry, and contributions

Under the Plan, all full-time employees scheduled to work at least 20 hours per week are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service (in the first 12 months of employment) for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service.

The Company contributes a matching contribution in the amount of 100% up to the first 4% of the participants’ elective compensation contributions. The Company may also make discretionary additional contributions based on financial results. For 2017, discretionary additional Company contributions totaled $17,529,957. Participants may elect to contribute up to 75% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2017 and 2016

(U.S. dollars)

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. CPS company matching contributions (and associated earnings) are 100% vested without regard to participants’ years of service. However, all discretionary additional CPS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than three	50%
Three or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce CPS company contributions or pay Plan administrative expenses. During 2017, there was $175,120 forfeitures applied to Company contributions. The balance of forfeited non-vested accounts was $270,626 at December 31, 2017 (2016 - $197,545). Refer to the Plan document for vesting provisions related to acquired plan account balance.

(c)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the CPS company contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. CPS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in Agrium common shares may be distributed in cash or in common shares of Agrium, at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2017 and 2016

(U.S. dollars)

(e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

(f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. A participant may have no more than one outstanding loan at any one time.

(g)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid. An insignificant amount of distributions were requested, but not yet paid, at December 31, 2017.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2017 and 2016

(U.S. dollars)

(d)	Valuation of investments and income recognition

As of December 31, 2017 and 2016, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common trust funds: Valued at fair value based on the NAV of units held of the collective fund. The NAV is based on the observable market prices of the underlying investments within the fund less liabilities. The NAV for the underlying assets of the fund is a readily determinable measure of their fair value and is the basis used by the fund for current transactions.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2017 and 2016

(U.S. dollars)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 30, 2015, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has since been amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan. Participants would become 100% vested in the employer contribution portion of their accounts.

5.	INVESTMENTS

(a)	Fair value of plan investments by hierarchy level

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Total Fair Value
Mutual funds	377,008,402		377,008,402
Common trust funds (i)		477,227,578	477,227,578
Common stock	51,062,283		51,062,283

Total investments at fair value	428,070,685	477,227,578	905,298,263

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2017 and 2016

(U.S. dollars)

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Total Fair Value
Mutual funds	319,787,691	—	319,787,691
Common trust funds (i)	—	400,327,326	400,327,326
Common stock	46,151,713	—	46,151,713

Total investments at fair value	365,939,404	400,327,326	766,266,730

(i) Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

(b)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2017, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee, as well as common shares of Agrium. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2017 and 2016

(U.S. dollars)

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 15, 2018, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2017.

On January 1, 2018, after receiving all required regulatory approvals, Agrium and Potash Corporation of Saskatchewan Inc. (PotashCorp) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of Nutrien Ltd. (Nutrien). Nutrien will continue the operations of Agrium and PotashCorp on a combined basis. There were no changes to the Plan as a result of the merger other than the deregistration of Agrium common shares under the plan and conversion of Agrium common shares to Nutrien common shares.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2017

Employer Identification Number: 91-1589568

Plan Number: 007

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
	DFA Inflation Protected Securities I	Mutual Fund	4,141,491
	Dodge and Cox Stock Fund	Mutual Fund	26,088,005
	Prudential Core Plus Bond Trust	Common Trust Fund	10,100,866
	PZENA International Expanded Value Trust	Common Trust Fund	7,772,626
	Wasatch Core Growth Institutional	Mutual Fund	13,602,740
	Vanguard Institutional Index Fund	Mutual Fund	168,977,651
*	T. Rose Price U.S. Treasury Money Market Trust B	Common Trust Fund	106,120,684
	Vanguard Extended Market Index Fund	Mutual Fund	81,423,234
*	Agrium Inc. Common Stock	Common Stock	51,062,283
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	59,139,797
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	67,304,445
	Vanguard Total Bond Market Index Fund	Mutual Fund	28,179,364
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	46,331,160
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	22,389,691
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	41,929,577
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	36,476,466
	Vanguard FTSE All World ex-U.S. Index	Mutual Fund	26,318,243
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	33,614,594
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	20,843,124
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	6,339,029
	American New Perspectives Fund	Mutual Fund	17,265,998
	Vanguard Short Term Bond Index Fund	Mutual Fund	6,182,767
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	13,068,526
*	T. Rowe Price Retirement Balance Trust	Common Trust Fund	2,336,044
	Vanguard Total World Stock Fund	Mutual Fund	4,828,909
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	3,460,949
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 10.5%, secured by the related participant’s vested account balance, maturing through 2030.	13,174,268

	Total assets held at end of year		918,472,531

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 22, 2018
/s/ Bruce Parker
Name: Bruce Parker
Title: VP Treasury & Energy

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP